Exhibit (a)(10)

PRESS RELEASE

HUMAN GENOME SCIENCES BOARD OF DIRECTORS UNANIMOUSLY DETERMINES GLAXOSMITHKLINE UNSOLICITED TENDER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF STOCKHOLDERS

•	Urges stockholders not to tender shares to GSK

•	HGS filing 14D-9 with SEC providing the basis for the Board’s decision

ROCKVILLE, Maryland – May 17, 2012 – Human Genome Sciences, Inc. (Nasdaq: HGSI) today announced that its Board of Directors, after careful review and consideration with the assistance of the Company’s management and financial and legal advisors, has unanimously determined that the unsolicited tender offer from GlaxoSmithKline (“GSK”) to acquire all outstanding common shares of HGS for $13.00 per share in cash (the “Offer”) is inadequate, undervalues the Company and is not in the best interests of HGS and its stockholders. Accordingly, the Board recommends that stockholders reject GSK’s tender offer and not tender any of their shares to GSK. The basis for the Board’s decision is set forth in the Schedule 14D-9 being filed by HGS today with the Securities and Exchange Commission (“SEC”), which will also be mailed shortly to stockholders.

“Our Board of Directors has concluded unanimously that the GSK offer is inadequate and does not reflect the value inherent in Human Genome Sciences,” said H. Thomas Watkins, President and Chief Executive Officer. “We remain very confident in the commercial and therapeutic potential of BENLYSTA. We believe it will ultimately transform the standard of care for SLE as the first drug designed to treat the underlying disease of SLE rather than individual symptoms. We also believe HGS holds great potential beyond BENLYSTA for SLE, including potential new indications for BENLYSTA and a number of emerging mid- and early-stage products in our internal pipeline. In the GSK clinical pipeline, we have substantial financial rights to darapladib, which if successful could address a potential population of more than 40 million patients in the U.S., and to albiglutide, a potential treatment for Type II diabetes, which affects 25 million patients in the U.S.”

“We announced on April 19 that our Board has authorized the exploration of strategic alternatives in the best interests of stockholders, including a potential sale of the Company,” continued Mr. Watkins. “We invited GSK to participate in this process, which is well underway. Instead, GSK chose to commence an unsolicited tender offer at a price that undervalues our Company. The HGS Board of Directors has determined that the GSK offer is not in the best interests of our stockholders and recommends that they not tender shares to GSK.”

In reaching its recommendation that stockholders reject the GSK tender offer, the HGS Board of Directors considered numerous factors, including, but not limited to, the following:

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The Offer is inadequate and does not capture HGS’ inherent value and growth opportunities. The Board believes that the Offer is inadequate and undervalues HGS because it does not capture the inherent value in the Company’s assets, operations and growth opportunities, including the significant upside potential represented by BENLYSTA and the Company’s valuable pipeline.

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HGS is a fully integrated biopharmaceutical company with leading genomic and drug discovery, development, manufacturing and commercialization capabilities. HGS’ leading genomic and drug discovery platform has yielded BENLYSTA and darapladib, each with multi-billion dollar peak sales potential. HGS continues to lead the clinical and regulatory development of BENLYSTA in the U.S., including the development of new indications for BENLYSTA in autoimmune diseases. HGS has state-of-the art biologics manufacturing capabilities, extensive experience in developing manufacturing processes to support early- and late-stage clinical development programs, and deep sales and marketing experience in the complex and attractive systemic lupus erythematosus (“SLE”) market. The Board believes that this combination of capabilities – combining discovery and development capabilities with biologics manufacturing and commercialization expertise – is valuable for biotechnology companies and not fully reflected in the Offer.

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BENLYSTA has substantial growth opportunities. The Board believes that HGS is singularly positioned in the U.S. SLE market, which has the promise and potential to experience strong growth in the years ahead as rheumatologists become increasingly familiar with the clinical benefits of new treatments such as BENLYSTA to SLE patients. HGS sees the initial U.S. market for BENLYSTA to be approximately 200,000 patients, which translates to a market opportunity of approximately $7 billion in the U.S. alone. The Board also believes that beyond SLE, the B-lymphocyte stimulator protein (BLyS) may play an important role in a range of autoimmune diseases, underscoring the significant upside potential in BENLYSTA.

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HGS’ future prospects are underpinned by a robust pipeline of new products, including darapladib. The Board believes that HGS’ pipeline will drive sustainable future growth and value in the near, medium and long term. HGS has substantial financial rights to darapladib and albiglutide, which represent significant near term upside potential to stockholders. If approved, darapladib would provide a new approach to reducing the risk of cardiovascular events, including acute cardiovascular disease. There are over 40 million patients in the U.S. who are currently being treated for the prevention of cardiovascular events or who are otherwise at risk, representing a significant market opportunity for darapladib. HGS’ substantial financial and operational rights to darapladib consist of a 10% royalty on worldwide sales and a 20% co-promotion and profit-sharing option with GSK in North America and Europe. Albiglutide is a potential treatment for Type II diabetes, a disease that affects over 25 million patients in the U.S. and HGS’ financial rights to albiglutide include additional milestone payments of up to approximately $150 million and single-digit net royalties on sales. Raxibacumab, for inhalation anthrax, is provided to the U.S. Strategic National Stockpile under contract and has generated over $290 million of revenue for sales and research reimbursement since 2009. HGS’ earlier-stage pipeline includes treatments for cancer, autoimmune diseases and GSK’s product for Alzheimer’s disease, and targets very large, attractive therapeutic areas. The Board believes the treatments under development may create powerful new options for the treatment of patients and will consistently and continuously provide additional upside opportunities in the medium and long term for HGS stockholders.

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HGS has substantial financial assets. HGS’ financial assets include $2.6 billion in net operating loss carryforwards and R&D tax credits. The Board believes the full value of the Company’s financial assets is not reflected in GSK’s Offer.

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The Offer price does not reflect the substantial benefits of a business combination to GSK. GSK has stated publicly that it believes the acquisition of the Company will generate annual pre-tax cost synergies of $200 million. In addition, the Board expects that GSK would find that full ownership of the Company would reduce the complexity and possible duplication of effort involved in co-promoting BENLYSTA in the U.S. and Europe, and potentially in the 20% worldwide co-promotion of darapladib. This would allow GSK to achieve significant operational efficiencies. Moreover, by acquiring the entire equity interest in the Company, GSK or another party may be able to take advantage of certain tax-planning strategies that would create significant additional value to GSK or another party.

•	GSK timed its Offer opportunistically to capitalize on recent Share price dislocation. GSK approached HGS while its Shares were trading near a 52-week low. The Board believes that GSK acted to take advantage of the Company’s depressed stock price levels in its attempt to transfer the significant future value of BENLYSTA from HGS stockholders to GSK and its stockholders.

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GSK timed its Offer to opportunistically capture for itself the significant upside opportunity for upcoming value-driving products. The Board believes that upcoming clinical and regulatory milestones in 2012 and 2013 associated with potential commercial blockbusters, darapladib and albiglutide, will give HGS significant potential to accelerate growth in the near term. The Board also believes that other treatments under development will consistently and continuously provide additional upside opportunities in the medium and long term for HGS stockholders. The Board remains confident that the pipeline represents a significant component of the inherent value in the Company that should be realized by HGS stockholders, and is not reflected in the Offer from GSK.

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The Offer values HGS at a price below recent trading levels. The market price of HGS common stock has remained above the Offer price of $13.00 per Share since the public announcement of GSK’s proposal on April 19, 2012. The closing price per Share on the NASDAQ Global Select Market on May 16, 2012, the last trading day prior to the date of this Statement, was $14.25, which is 9.6% greater than the Offer price of $13.00 per Share.

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The Board has instructed HGS’ management, with the assistance of HGS’ advisors, to explore strategic alternatives to maximize stockholder value. The Board is committed to acting in the best interests of its stockholders and has instructed the Company’s management, with the assistance of the Company’s advisors, to explore strategic alternatives to maximize value for the Company’s stockholders, including, but not limited to, a sale of the Company. As part of this process, the Company’s management, with the assistance of the Company’s financial advisors, has engaged in discussions with a number of other parties, including major pharmaceutical and biotechnology companies, regarding a potential transaction, has entered into confidentiality agreements with certain parties and is providing those parties an opportunity to engage in a due diligence review of confidential information. No assurance can be given as to whether any of these contacts will result in a proposed transaction, whether any transaction that may be proposed as a result of such process would be acceptable to the Company and its Board or whether any such proposed transaction will be announced or consummated. While the Board has not made any decision to sell the Company, the Board believes that the Offer must be evaluated against the Company’s well established long-term strategy for stockholder value creation and the prospect of other potential transactions which, if consummated, could yield greater long- or short-term value to stockholders than the Offer.

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Even though HGS invited GSK to participate in a process that would give all interested parties an opportunity to participate, GSK chose to bypass the process and commenced the unsolicited Offer. HGS’ management, at the direction of the HGS Board, invited GSK to participate in the Company’s process to evaluate its strategic alternatives, including a potential sale of the Company. GSK made no effort to participate in the Company’s strategic alternative review process and GSK publicly announced its intention to commence the unsolicited Offer. The Company believes that full participation by GSK in the Company’s strategic alternative review process without the pressure of an unsolicited offer is the best way for HGS to maximize value for its stockholders. The Board also believes that seeing the Company’s strategic alternative review process through to completion is one of the ways to ensure that HGS stockholders have the best opportunity to realize a full and fair value on their investment. GSK through its Offer seeks to circumvent, disrupt and prematurely end the Company’s process to the disadvantage of HGS stockholders.

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HGS has received inadequacy opinions from its financial advisors. The Company’s financial advisors, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Goldman Sachs & Co. (“Goldman Sachs”), each delivered an oral opinion to the Board on May 16, 2012, subsequently confirmed in writing, that, as of May 16, 2012, and based upon and subject to the factors and assumptions set forth in their respective written opinions, the consideration proposed to be paid to the holders of the Company’s common stock (other than H. Acquisition Corp. or its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. Please see the full text of the written opinions of Credit Suisse and Goldman Sachs, which are attached as Annexes B and C to the Schedule 14D-9, respectively.

The Schedule 14D-9 being filed by HGS today will shortly be mailed to stockholders and will also be available on the SEC’s website, www.sec.gov, and on the Company’s website at www.hgsi.com.

ABOUT HUMAN GENOME SCIENCES

Human Genome Sciences exists to place new therapies into the hands of those battling serious disease.

For more information about HGS, please visit the Company’s web site at www.hgsi.com. Health professionals and patients interested in clinical trials of HGS products may inquire via email to clinicaltrialsinfo@hgsi.com or by calling HGS at 1-240-314-4430.

HGS, Human Genome Sciences and BENLYSTA are trademarks of Human Genome Sciences, Inc. Other trademarks referenced are the property of their respective owners.

SAFE HARBOR STATEMENT

This announcement includes statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include those regarding our expectations for BENLYSTA, darapladib, albiglutide and raxibacumab, among others. These forward-looking statements are based on our current intentions, beliefs and expectations regarding future events. We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this announcement, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Some important factors that could cause our actual results to differ from our expectations in these forward-looking statements include: our lack of commercial experience and dependence on the sales growth of BENLYSTA; any failure to commercialize BENLYSTA successfully; the occurrence of adverse safety events with our products; changes in the availability of reimbursement for BENLYSTA; the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of our pipeline products, including darapladib and albiglutide, and new indications for existing products; uncertainty as to the future success of darapladib and GSK’s ability to develop and commercialize darapladib; substantial competition in our industry, including from branded and generic products; the highly regulated nature of our business; uncertainty regarding our intellectual property rights and those of others; the ability to manufacture at appropriate scale, and in compliance with regulatory requirements, to meet market demand for our products; our substantial indebtedness and lease obligations; our dependence on collaborations over which we may not always have full control; foreign exchange rate valuations and fluctuations; the impact of our acquisitions and strategic transactions; changes in the health care industry in the U.S. and other countries, including government laws and regulations relating to sales and promotion, reimbursement and pricing generally; significant litigation adverse to the Company, including product liability and patent infringement claims; our ability to attract and retain key personnel; increased scrutiny of the health care industry by government agencies and state attorneys general resulting in investigations and prosecutions; risks and uncertainties associated with the Offer; the outcome of any litigation related to the Offer, any other offer or proposal, or related to the Board’s recommendation to the stockholders concerning the Offer or any offer or proposal.

The foregoing list sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., HGS is filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (WHEN THEY BECOME AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com., or stockholders may call the company’s Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.

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Media Contacts:	Investor Contact:
Jerry Parrott	Claudine Prowse, Ph.D.
Vice President, Corporate Communications	Vice President, Investor Relations
301-315-2777	301-610-5800

Susannah Budington
Director, Corporate Public Relations
301-545-1062

Additional Contacts:
Joele Frank / Dan Katcher / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449